OCT 01 2008
THOMSON REUTERS

Rule 12g3-2(b)
File No. 82-1388

HINO
Hino Motors, Ltd.
Legal Department
General Administration Division
3-1-1, Hino-dai, Hino-shi
Tokyo 191-8660, Japan
FAX : +81-42-586-5167

[redacted]

08005126

September 24, 2008

RECEIVED
2008 SEP 30 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Via EMS

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: **Hino Motors, Ltd., File No. 82-1388**

Dear Sir or Madam:

By notice mailed September 17, 2007, Hino Motors, Ltd. (the "Company"), received from the Securities and Exchange Commission (the "SEC") confirmation that the Company was added to the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

In compliance with Rule 12g3-2(b), attached as Annex A please find a list of the information which the Company, since September 9,2008, has made public pursuant to the laws of Japan, has filed with the Tokyo Stock Exchange, or has distributed to its security holders. The documents listed in Annex A are enclosed herewith.

In accordance with subparagraphs (4) and (5) of Rule 12g3-2(b), the documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to Rule 12g3-2(b) will be, furnished with the understanding that they shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that the furnishing of such documents pursuant to Rule 12g3-2(b) shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with respect to the enclosed documents, please contact me at the address printed above.

dw 9/30

Yours sincerely,

Hino Motors,Ltd.

Katayama Ryuji

Ryuji Katayama
General Manager
General Administration Division

Enclosures

Annex A

LIST OF DOCUMENTS OF HINO MOTORS, LTD.

1. Document No.1

   Report on the Status of Treasury Share Repurchase dated September 9, 2008, filed with the Tokyo Stock Exchange and Nagoya Stock Exchange. 〔Brief description of the Japanese language document attached〕

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の６第１項
【提出先】	関東財務局長
【提出日】	平成20年９月９日
【報告期間】	自 平成20年８月１日 至 平成20年８月31日
【会社名】	日野自動車株式会社
【英訳名】	HINO MOTORS, LTD.
【代表者の役職氏名】	取締役社長　白井 芳夫
【本店の所在の場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5111 (代表)
【事務連絡者氏名】	経理部長　佐藤 真一
【最寄りの連絡場所】	東京都日野市日野台３丁目１番地１
【電話番号】	(042) 586-5085
【事務連絡者氏名】	経理部長　佐藤 真一
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社名古屋証券取引所 (愛知県名古屋市中区栄３丁目８番20号)

株式の種類 普通株式

1 【取得状況】

(1) 【株主総会決議による取得の状況】

平成20年８月31日現在

区分	株式数（株）		価額の総額（円）
定時株主総会(平成20年６月25日)での決議状況 (取得期間平成20年６月26日～平成21年６月25日)	1,300,000		1,200,000,000
報告月における取得自己株式(取得日)	－	－	－
計	－	－	－
報告月末現在の累積取得自己株式	－		－
自己株式取得の進捗状況(%)	－		－

(2) 【取締役会決議による取得の状況】

該当事項はありません。

2 【処理状況】

該当事項はありません。

3 【保有状況】

平成20年８月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	574,580,850
保有自己株式数	584,270

Report on the Status of Treasury Share Repurchase

September 9, 2008

(Summary)

Type of shares: Common shares

1 【Status of repurchase】

(1) 【Status of repurchase based on the resolution at the Ordinary General Shareholders' Meeting】

As of August 31, 2008

Category	Number of shares (shares)		Total value of shares (Yen)
Resolved at the Ordinary General Shareholders' Meeting (on June 25, 2008) (Period for share repurchase: between June 26, 2008 and June 25, 2009)	1, 300, 000		1, 200, 000, 000
Treasury shares repurchased during the reporting month (Date of repurchase)	–	–	–
Total	–	–	–
Cumulative total of treasury shares repurchased as of the end of the reporting month	–		–
Progress of the repurchase of treasury shares (%)	–		–

(2) 【Status of repurchase based on the resolution by the Board of Directors】

Not applicable.

2 【Status of divestment】

Not applicable.

3 【Status of holding】

As of August 31, 2008

Treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	574, 580, 850
Number of treasury shares held	584, 270

END